Exhibit 99.1

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

TALISMAN ENERGY INC.

SOCIETE D’ENERGIE TALISMAN INC.		423710-2

Name of corporation-Dénomination de la société		Corporation number-Numéro de la société

I hereby certify that the articles of the		Je certifie que les statuts de la société
above-named corporation were amended:		susmentionnée ont été modifiés:

a) under section 13 of the Canada	☐	a) en vertu de l’article 13 de la Loi
Business Corporations Act in		canadienne sur les sociétés par
accordance with the attached notice;		actions, conformément à l’avis ci-joint;

b) under section 27 of the Canada	☐	b) en vertu de l’article 27 de la Loi
Business Corporations Act as set out in		canadienne sur les sociétés par
the attached articles of amendment		actions, tel qu’il est indiqué dans les
designating a series of shares;		clauses modificatrices ci-jointes
désignant une série d’actions;

c) under section 179 of the Canada	☑	c) en vertu de l’article 179 de la Loi
Business Corporations Act as set out in		canadienne sur les sociétés par
the attached articles of amendment;		actions, tel qu’il est indiqué dans les
clauses modificatrices ci-jointes;

d) under section 191 of the Canada	☐	d) en vertu de l’article 191 de la Loi
Business Corporations Act as set out in		canadienne sur les sociétés par
the attached articles of reorganization;		actions, tel qu’il est indiqué dans les
clauses de réorganisation ci-jointes;

May 9, 2006 / le 9 mai 2006
Richard G. Shaw		Date of Amendment - Date de modification
Director - Directeur

	Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION	RAPPORT DE LA TRANSACTION
			REPORT	ÉLECTRONIQUE
	Canada Business	Loi canadienne sur les	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
	Corporations Act	sociétés par actions
			(SECTIONS 27 OR 177)	(ARTICLES 27 OU 177)

Processing Type - Mode de traitement:		E-Commerce/Commerce-É
1.	Name of Corporation - Dénomination de la société			2.	Corporation No. - N° de la société

TALISMAN ENERGY INC.				423710-2
SOCIETE D’ENERGIE TALISMAN INC.

3.	The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

Pursuant to subsection 173(1)(h) of the Canada Business Corporations Act, Article 3 of the Articles of the Corporation is hereby amended by changing each issued Common Share into three (3) Common Shares.

Date	Name - Nom	Signature	Capacity of - en qualité
2006-05-09	M. JACQUELINE SHEPPARD		AUTHORIZED OFFICER